UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Deutsche Bank completes acquisition of Zurich Scudder Investments

-Combined business to be among world's largest asset managers-

Today Deutsche Bank (Xetra: DBKG.n.DE / NYSE: DB) announced the closing of the acquisition of 100% of U.S.-based asset manager Zurich Scudder Investments (Scudder), excluding Scudder's UK operations (Threadneedle) from Zurich Financial Services (Zurich) for the equivalent of USD 2.5 billion. *The closing is the first step in the completion of a* broader transaction agreement between Deutsche Bank and Zurich that also includes the sale of Deutsche Bank's stake in Deutscher Herold and all of its insurance businesses in Italy, Spain and Portugal to Zurich. The transaction was first announced in September 2001..

"The completion of this acquisition furthers Deutsche Bank's strategic objective and commitment to achieving scale in our global Private Client and Asset Management (PCAM) business," commented Rolf-E. Breuer, Spokesman of the Board of Managing Directors of Deutsche Bank and Chairman of the Group Executive Committee.

I. Scudder acquisition

With the acquisition of Scudder, Deutsche Bank is positioned to become the fourth largest manager of as-sets globally, with leading positions in Europe, Asia Pacific and the Americas. Combined assets under management reach approx. EUR 1.0 trillion.

The addition of Scudder's retail fund business in the U.S., which will retain the long-established and reputable "Scudder Investments" brand, will complement Deutsche Asset Management's leading position in the European retail business through it's DWS Investments franchise. Scudder's institutional and Private Investment Counsel business also strongly complement Deutsche Bank's existing institutional and Private Banking franchises, especially in the U.S.

"The combination allows for additional investment expertise more effectively leveraged across the globe," said Tom Hughes, Member of the Group Executive Committee and Global Head of Asset Management. "Our global orientation is supported by extensive lo-cal expertise, providing clients with depth and breadth of capabilities across geographic markets, industries, asset classes, and investing styles," he added.

Deutsche Bank's enhanced global investment platform will provide decisive benefits to clients:

- Stronger investment platform in which research is fundamentally integrated with portfolio management.
- First class products and teams for its retail, institutional and private banking clients.
- Broad range of products, including active equity, passive equity, fixed income, currency, quantitative, asset allocation, structured products, cash management, and alter-native investments.
- Expertise of the Investment Solutions Group, which includes the Research Center, its team of global economists, and the Pension Strategies, Transition Management, and Securities Lending groups.

The magazine "Institutional Investor" classified the transaction in 2001 as a "Deal of the Year".

Integration plan
An aggressive integration program under the leadership of Tom Hughes will ensure that both firms will be fully integrated with most integration expected to be completed within the next 100 days.

Deutsche Bank expects to transition out more than 1,500 employees as a result of the Scudder transaction. The majority of the reductions will occur in the Americas, where a large part of Scudder's operations exist. This constitutes more than 20% of the combined global headcount. Over 80% of those employees have either already left or are scheduled to leave during this quarter.

In the Americas, Deutsche Bank's asset management business will focus on major hubs in New York, Chicago and Boston, rightsize other locations and transfer mid- and back-office activities to less expensive locations.

So far, client reception has been overwhelmingly positive. Client consent has already been received from over 99% of Scudder's institutional clients. The fact that of the total of approx. 1,000 institutional clients only around 30 have previ-ously been served by both organizations shows how complementary this transaction is and what tremendous growth opportunities exist.

Potential Synergies
Deutsche Bank sees substantial synergies arising from this transaction. On the cost side potential cost savings of EUR 300 – 400 mn were identified and targeted in a bottom-up process with the individual business managers.

II. Deutscher Herold / Bonnfinanz
The next step in the broader transaction agreement between Deutsche Bank and Zurich after the

acquisition of Scudder is the closing of the sale of 75.9% of "Versicherungsholding der Deutschen Bank AG (VHDB)" (including Deutscher Herold and Bonnfinanz) which is scheduled to take place in the next few days. Deutsche Bank's acquisition of Zurich's asset management businesses in Germany and Italy and the sale of all of Deutsche Bank's insurance activities in Italy, Portugal and Spain to Zurich are expected to be closed later in the 2nd quarter 2002.

The agreed price calculation basis for 100% of VHDB (excluding Bonnfinanz) and all of Deutsche Bank's insurance activities in Italy, Portugal and Spain amounts to EUR 1.5 billion. On balance, Deutsche Bank acquires 100% of Scudder in exchange for its 75.9% stake in VHDB (including Bonnfinanz) plus a net cash payment of EUR 1.8 billion.

Conference Call

A conference call for analysts to provide further explanation on the transaction, hosted by Mr. Tom Hughes, Global Head of Asset Management, Dr. Axel Wieandt, Global Head of Corporate Development (AfK) and Dr. Wolfram Schmitt, Global Head of Investor Relations, will take place at 2.30 p.m. CET and 8.30 a.m. EST.

All interested parties are invited to follow the call on a listen-only mode at www.deutsche-bank.com/ir under "IR Newsboard/ Video & Audio". Acrobat Reader charts supporting the conference call are available from 12.00 a.m. CET and 6.00 a.m. EST onwards on the internet at www.deutsche-bank.com/ir

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Available Information

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 8, 2002

By: ______________________

Name: Hans-Dirk Krekeler
Title: Global Co-Head of Legal and Compliance

By: ______________________

Name: Anthony Di Iorio
Title: Group Controller